November 6, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	A SPAC III Acquisition Corp.

Registration Statement on Form S-1, as amended (File No. 333-282428)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

As the representative of the underwriters of the proposed initial public offering of A SPAC III Acquisition Corp. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 9:00 AM Eastern Time, on November 8, 2024, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that, through November 8, 2024, we distributed to each dealer, institutional investor, or retail investor, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated October 25, 2024, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours

Maxim Group LLC

By:	/s/ Larry Glassberg
	Name:	Larry Glassberg
	Title:	Co-Head of Investment Banking, Executive Managing Director